Exhibit 99.1

POLYPID LTD.

AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Balance Sheets	2 - 3

Interim Condensed Consolidated Statements of Operations	4

Interim Condensed Consolidated Statements of Shareholders’ Equity	5 - 6

Interim Condensed Consolidated Statements of Cash Flows	7 - 8

Notes to Interim Condensed Consolidated Financial Statements	9 - 17

- - - - - - - - - - - - - - - - - - - - - - -

POLYPID LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2023	2022
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,396	$8,552
Short-term deposits	11,710	4,042
Restricted deposits	503	511
Prepaid expenses and other current assets	144	1,089

Total current assets	15,753	14,194

LONG-TERM ASSETS:
Property and equipment, net	8,529	9,247
Operating lease right-of-use assets	1,892	2,431
Other long-term assets	89	99

Total long-term assets	10,510	11,777

Total assets	$26,263	$25,971

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2023	2022
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$2,068	$4,024
Accrued expenses and other current liabilities	1,842	2,429
Trade payables	903	1,141
Current maturities of operating lease liabilities	638	959

Total current liabilities	5,451	8,553

LONG-TERM LIABILITIES:
Long-term debt	8,538	7,574
Deferred revenues	2,548	2,548
Long-term operating lease liabilities	933	1,173
Other liabilities	446	294

Total long-term liabilities	12,465	11,589

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Ordinary shares with no par value - Authorized: 107,800,000 and 47,800,000 shares at June 30, 2023 (unaudited) and December 31, 2022, respectively; Issued and outstanding: 49,048,703 and 19,851,833 shares at June 30, 2023 (unaudited) and December 31, 2022, respectively	-	-
Additional paid-in capital	234,696	220,273
Accumulated deficit	(226,349)	(214,444)

Total shareholders’ equity	8,347	5,829

Total liabilities and shareholders’ equity	$26,263	$25,971

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2023	2022	2023	2022

Operating expenses:
Research and development, net	$7,754	$17,095	$3,960	$8,398
Marketing and business development	742	1,698	357	923
General and administrative	3,112	4,723	1,503	2,243

Operating loss	11,608	23,516	5,820	11,564
Financial expense, net	262	203	7	281

Loss before income tax	11,870	23,719	5,827	11,845
Income tax expenses	35	-	10	-

Net loss	$11,905	$23,719	$5,837	$11,845

Basic and diluted loss per ordinary share	$0.36	$1.23	$0.13	$0.61

Weighted average number of ordinary shares used in computing basic and diluted loss per share	32,910,446	19,222,423	44,383,474	19,505,246

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

Three Months Ended June 30, 2023	Number of ordinary shares	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balances as of March 31, 2023	38,694,171	$231,919	$(220,512)	$11,407

Share-based compensation	-	841	-	841
Modification of warrants	-	31	-	31
Reclassification of pre-funded warrants to Equity	-	1,905	-	1,905
Cashless exercise of pre-funded warrants	10,354,532	-	-	-
Net loss	-	-	(5,837)	(5,837)

Balances as of June 30, 2023 (unaudited)	49,048,703	$234,696	$(226,349)	$8,347

Three Months Ended June 30, 2022	Number of ordinary shares	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balances as of March 31, 2022	19,470,757	$215,606	$(186,761)	$28,845

Share-based compensation	-	1,266	-	1,266
Issuance of ordinary shares, net (1)	57,722	285	-	285
Issuance of warrants	-	468	-	468
Exercise of options	22,694	91	-	91
Loss	-	-	(11,845)	(11,845)

Balances as of June 30, 2022 (unaudited)	19,551,173	$217,716	$(198,606)	$19,110

(1)	Net of issuance cost of $21 in cash.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

Six Months Ended June 30, 2023	Number of ordinary shares	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balances as of January 1, 2023	19,851,833	$220,273	$(214,444)	$5,829

Share-based compensation	-	1,970	-	1,970
Issuance of Ordinary shares, net (1)	18,808,029	8,627	-	8,627
Issuance of pre-funded warrants, net (2)	-	3,987	-	3,987
Modification of warrants	-	31	-	31
Reclassification of pre-funded warrants to Liabilities	-	(2,106)	-	(2,106)
Reclassification of pre-funded warrants to Equity	-	1,905	-	1,905
Cashless exercise of pre-funded warrants	10,354,532	-	-	-
Exercise of options	34,309	9	-	9
Net loss	-	-	(11,905)	(11,905)

Balances as of June 30, 2023 (unaudited)	49,048,703	$234,696	$(226,349)	$8,347

(1)	Net of issuance cost of $734.
(2)	Net of issuance cost of $362.

Six Months Ended June 30, 2022	Number of Ordinary shares	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balances as of January 1, 2022	18,756,570	$210,847	$(174,887)	$35,960

Share-based compensation	-	2,539	-	2,539
Issuance of shares, net (1)	768,622	3,754	-	3,754
Issuance of warrants	-	468	-	468
Exercise of options	25,981	108	-	108
Loss	-	-	(23,719)	(23,719)

Balances as of June 30, 2022 (unaudited)	19,551,173	$217,716	$(198,606)	$19,110

(1)	Net of issuance cost of $162.

Year Ended December 31, 2022	Number of ordinary shares	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balances as of January 1, 2022	18,756,570	$210,847	$(174,887)	$35,960

Share-based compensation	-	4,307	-	4,307
Issuance of ordinary shares, net (1)	1,065,057	4,423	-	4,423
Issuance of warrants	-	588	-	588
Exercise of options	30,206	108	-	108
Net loss	-	-	(39,557)	(39,557)

Balances as of December 31, 2022 (audited)	19,851,833	$220,273	$(214,444)	$5,829

(1)	Net of issuance costs of $222.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six Months Ended June 30,
	2023	2022
	Unaudited

Cash flows from operating activities:
Net loss	$(11,905)	$(23,719)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	913	805
Non-cash financial expenses, net	813	146
Remeasurement of warrants classified as a liability	(201)	-
Share-based compensation expenses	1,970	2,539
Changes in assets and liabilities:
Prepaid expenses and other assets	950	1,584
Operating lease liabilities and right-of-use-assets, net	(22)	-
Trade payables	(238)	(1,748)
Accrued expenses and other liabilities	(561)	51

Net cash used in operating activities	(8,281)	(20,342)

Cash flows from investing activities:
Short-term and long-term deposits, net	(7,668)	10,245
Purchase of property and equipment	(195)	(1,185)

Net cash provided (used) by investing activities	(7,863)	9,060

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net	8,627	3,754
Proceeds from long-term debt, net	-	9,331
Payments due to long-term debt	(1,522)	(406)
Payment of fees due to modification of debt	(125)	-
Proceeds from issuance of pre-funded warrants	3,987	468
Proceeds from exercise of options	9	108

Net cash provided by financing activities	10,976	13,255

Increase (decrease) in cash, cash equivalents and restricted cash	(5,168)	1,973
Cash, cash equivalents and restricted cash at the beginning of the period	9,142	10,456

Cash, cash equivalents and restricted cash at the end of the period	$3,974	$12,429

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six Months Ended June 30,
	2023	2022
	Unaudited

Non-cash activities:
Modification of warrants	$31	$-
Credit line derivative	$127	$-
Property and equipment acquired by credit	$-	$42
Supplemental disclosures of cash flows:
Interest paid	$492	$77
Supplemental disclosures of cash flow information:
Cash and cash equivalents	$3,396	$11,640
Restricted cash	503	576
Restricted cash included in other long-term assets	75	213

Cash, cash equivalents and restricted cash at the end of the period	$3,974	$12,429

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.	PolyPid Ltd. (the “Company”) was incorporated under the laws of Israel and commenced operations on February 28, 2008. The Company is a Phase 3 biopharmaceutical company focused on developing targeted, locally administered, and prolonged-release therapeutics using its proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology. The Company’s product candidates are designed to address unmet medical needs by delivering active pharmaceutical ingredients, locally at predetermined release rates and durations over extended periods ranging from days to several months. The Company is initially focused on the development of its lead product candidate, D-PLEX, which incorporates an antibiotic for the prevention of surgical site infections (“SSIs”) in bone and soft tissue. Through June 30, 2023, the Company has been primarily engaged in research and development.

The Company’s wholly owned subsidiaries include a subsidiary in the United States (the “US Subsidiary”) and a subsidiary in Romania. The US Subsidiary’s operation focuses on marketing and business development of the Company’s operation in the United States.

b.	The Company’s activities since inception have consisted of performing research and development activities. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations is dependent on future events, including, among other things, its ability to secure financing; obtain marketing approval from regulatory authorities; access potential markets; build a sustainable customer base; attract, retain and motivate qualified personnel; and develop strategic alliances. The Company’s operations are funded by its shareholders and research and development grants and the Company intends to seek further private or public financing as well as make applications for further research and development grants for continuing its operations. Although management believes that the Company will be able to successfully fund its operations, there can be no assurance that the Company will be able to do so or that the Company will ever operate profitably.

In September 2022, the Company announced top-line results from the Surgical site Hospital acquired Infection prEvention with Local D-PLEX100 (“SHIELD”) I Phase 3 trial. SHIELD I did not achieve its primary endpoint of reduction in SSIs, re-interventions due to SSIs and mortality: in the Intent to Treat population, the local administration of D-PLEX100 and standard of care (“SoC”), (n=485) resulted in a decrease in the primary endpoint of 23 percent compared to SoC alone (n=489) (p=0.1520).

The Company expects to continue to incur substantial losses over the next several years during its clinical development phase. To fully execute its business plan, the Company will need to complete Phase 3 clinical studies and certain development activities as well as manufacture the required clinical and commercial production batches in the pilot manufacturing plant. Further, the Company’s product candidates will require regulatory approval prior to commercialization, and the Company will need to establish sales, marketing and logistic infrastructures. These activities may span many years and require substantial expenditures to complete and may ultimately be unsuccessful. Any delays in completing these activities could adversely impact the Company.

As of June 30, 2023, the Company’s cash, cash equivalents and short-term deposits amounted to a total of $15,106. During the six-month period ended June 30, 2023, the Company incurred a loss of $11,905 and had negative cash flows from operating activities of $8,281. In addition, the Company had an accumulated deficit of $226,349 as of June 30, 2023.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (CONT.)

Management plans to seek additional equity financing through private and public offerings or strategic partnerships and, in the longer term, by generating revenues from product sales.

The Company’s future operations are highly dependent on a combination of factors, including (i) completion of all required clinical studies; (ii) the success of its research and development activities; (iii) manufacture of all required clinical and commercial production batches; (iv) marketing approval by the relevant regulatory authorities; and (v) market acceptance of the Company’s product candidates.

There can be no assurance that the Company will succeed in achieving the clinical, scientific and commercial milestones as detailed above.

Based on the abovementioned, as of the approval date of these interim consolidated financial statements, the Company has not raised the necessary funding in order to continue its activity for a period of at least one year. Therefore, these factors raise a substantial doubt about the Company’s ability to continue as a going concern. The interim condensed consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that might result should the Company be unable to continue as a going concern.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation and summary of significant accounting policies:

The accompanying interim condensed consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States and are consistent in all material respects with those applied in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 31, 2023.

The preparation of interim condensed consolidated financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and judgments that affect the amounts reported in the interim condensed consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions, but are not limited to, the fair value of financial assets and liabilities, the useful lives of property and equipment and the determination of the fair value of the Company’s share-based compensation. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

The interim financial information is unaudited, but reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 Consolidated Financial Statements”). Interim results are not necessarily indicative of the results for a full year.

There have been no material changes in the Company’s significant accounting policies as compared to the significant accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

b.	Basic and diluted loss per share:

The Company’s basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted loss per share is the same as basic loss per share in periods when the effects of potentially dilutive shares of ordinary shares are anti-dilutive.

c.	Fair value of financial instruments:

Under U.S. GAAP, fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets and liabilities.
Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 -	Unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, restricted cash, short-term deposits, long-term deposits, other current assets, trade payables, accrued expenses and other current and non-current liabilities approximate their fair value due to the short-term maturity of such instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

d.	Recently adopted accounting pronouncements:

As an “Emerging Growth Company”, the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act.

The Company has reviewed recent accounting pronouncements and concluded that they are either not applicable to its business or that no material effect is expected on the condensed consolidated financial statements as a result of their future adoption.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 3:- LEASES

The Company leases substantially all of its office space and vehicles under operating leases. The Company’s leases have original lease periods expiring between 2023 and 2027. Some leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain. Lease payments included in the measurement of the lease liability are comprised of the following: the fixed non-cancelable lease payments, payments for optional renewal periods, where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

The following is a summary of weighted average remaining lease terms and discount rates for all of the Company’s operating leases as of June 30, 2023:

Weighted average remaining lease term (years)	3.26
Weighted average discount rates	9.16%

For the six months ended June 30, 2023, the total operating lease cost and cash payments for operating leases were as follows:

Operating lease cost	$582
Cash payments for operating leases	$524

Minimum lease payments over the remaining lease periods as of June 30, 2023, are as follows:

The remainder of 2023	$479
2024	403
2025	358
2026	349
2027	177

Total undiscounted lease payments	1,766
Less - imputed interest	(195)

Present value of lease liabilities	$1,571

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 4:- LINE OF CREDIT ARRANGEMENT

Further to the discussion in Note 7 in the 2022 Consolidated Financial Statements regarding the secured line of credit agreement signed on April 5, 2022, with Kreos Capital VI (Expert Fund) LP (“Kreos”) (the “Credit Line” or “debt”), the Company entered into an amendment to the Credit Line on March 29, 2023 (the “Amendment”).

Pursuant to the Amendment, 70% of the remaining principal and interest repayments will be delayed and repaid on a monthly equal basis from August 2024 to May 2026. The amended secured credit line now bears an interest at the rate of 10%. In addition, the Company will pay to Kreos a restructuring fee consisting of 1% on the closing date of the Amendment and an incremental 3% at the maturity of the Amendment. In return for this additional deferral of repayment, Kreos has the right to receive a potential claw-back payment on account of the then outstanding principal amount (the “Claw-Back”). This Claw-Back mechanism will be triggered by additional incoming funds from future collaboration and partnership agreements or additional funding. If triggered, the minimum Claw-Back to be paid will be $1,500, but will not exceed $3,000.

The Company evaluated the amendment under ASC 470-50, “Debt - modification and extinguishment”, and concluded that the terms of the new debt and the original debt are not substantially different, therefore the debt restructuring is accounted as debt modification where no gain or loss was recognized.

During the six-month period ended on June 30, 2023, the Company recognized $813 of interest expenses related to the Credit Line, which were included as part of financial expenses in the Company’s statements of operations.

In addition, the Company’s debt includes Claw-Back feature that meets the definition of embedded derivative under ASC 815. Consequently, the embedded derivative was bifurcated and accounted for separately at fair value. The fair value of the derivative amounted to $127 as of March 29, 2023, and June 30, 2023. Changes in the fair value of the derivative liabilities are determined at each period end. The liability due to the derivative was classified under other long-term liabilities in the consolidated balance sheet as of June 30, 2023.

Further to the above, the outstanding warrants issued to Kreos were repriced and as a result bear an exercise price of $0.42 per share. As a result of the modification, the Company recorded an incremental value in the amount of $31, that was calculated based on the Black-Scholes option pricing model, which increased the additional paid-in capital against an offset of the long-term debt due to the Credit Line.

The Company incurred debt restructuring costs, which were fully paid in cash, and are presented as a direct deduction against the carrying amount of the debt and amortized to interest expense using the effective interest method.

NOTE 5:- COMMITMENTS AND CONTINGENT LIABILITIES

In connection with its research and development programs, through June 30, 2023, the Company received participation payments from the Israel Innovation Authority of the Ministry of Economy in Israel (“IIA”) in the aggregate amount of $4,888. In return for IIA’s participation, the Company is committed to pay royalties at a rate of 3% of sales of the developed products, up to 100% of the amount of grants received plus interest at LIBOR rate.

Through June 30, 2023, no royalties have been paid or accrued.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 6:- SHAREHOLDERS’ EQUITY

a.	Ordinary share capital (with no par value) is composed as follows:

	June 30, 2023		December 31, 2022
	Unaudited		Audited
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Number of shares

Ordinary shares	107,800,000	49,048,703	47,800,000	19,851,833

b.	In July 2021, the Company entered into a Controlled Equity Offering Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (the “Agent”), pursuant to which the Company may offer and sell, from time to time, its Ordinary shares, no par value (the “Ordinary Shares”), through the Agent in an At The Market offering (“ATM’”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, for an aggregate offering price of up to $45,000, which was subsequently reduced to $8,707 on May 19, 2023.

During the six-month period ended June 30, 2023, the Company sold 1,949,029 Ordinary Shares under the ATM for a total amount of $2,212, net of issuance cost in the amount of $68.

c.	On March 29, 2023, the Company entered into a private placement of unregistered pre-funded warrants to purchase up to 10,357,139 Ordinary shares (the “PFW”), at a price of $0.4199 per PFW with certain of the Company’s existing shareholders. The PFWs have an exercise price of $0.0001 per Ordinary share. Accordingly, the consideration for the PFWs amounted to $3,987, net of related placement fees and other offering expenses which amounted to a total of $362. In accordance with ASC No. 480, “Distinguishing Liabilities from Equity” (“ASC 480”), and ASC No. 815-40, “Derivatives and Hedging” (“ASC 815”), the PFWs were qualified for equity accounting.

On March 31, 2023, the Company closed a public offering which was comprised of 16,859,000 Ordinary shares (inclusive of 2,199,000 Ordinary shares pursuant to the full exercise of an overallotment option granted to the underwriters), at a public offering price of $0.42 per share (the “Public Offering”). The proceeds to the Company from the Public Offering were $6,415, net of underwriting commissions and other offering expenses which amounted to $666.

Following the Public Offering, the Company did not have a sufficient number of authorized Ordinary shares to cover 5,013,446 PFWs, and as a result, in accordance with ASC 815-40, these PFWs, which amounted to $2,106, were classified as a liability at fair value.

On May 5, 2023, the shareholders of the Company approved to increase the Company’s authorized share capital by 60,000,000, from 47,800,000 to 107,800,000 Ordinary shares, and as a result, in accordance with ASC 480 and 815-40, these PFWs were classified under equity accounting at their fair value, which amounted to $1,905. The change in the PFWs fair value was accounted for as financial expenses in the amount of $201.

On May 11, 2023, all of the PFWs were exercised into 10,354,532 Ordinary shares on a cashless basis.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 6:- SHAREHOLDERS’ EQUITY (CONT.)

d.	Share option plan:

Through June 30, 2023, the Company authorized through its 2012 Share Option Plan the grant of 4,672,094 options to Ordinary shares to its officers, directors, advisors, management and other employees. The options granted generally have a four-year or three-year vesting period and expire ten years after the date of grant. Options granted under the Company’s option plan that are cancelled or forfeited before expiration become available for future grant.

As of June 30, 2023, 1,206,447 of the Company’s options were available for future grants.

During the first quarter of 2023, the Company decreased the exercise price of 2,021,599 options granted to all employees and a consultant under the 2012 Share Option Plan. As of the modification date, the options can be exercised for $0.77 (the “Repricing”). Following the Repricing the Company accounted for an incremental value in the total amount of $562, in which $307 was recognized as of the modification date due to vested options, and the rest of the amount will be expensed based on the vesting conditions of each grant.

On May 5, 2023, the Company’s board of directors also approved a similar exercise price decrease of 504,169 options previously granted to the Company’s Chief Executive Officer and board members. Therefore, the Company accounted for an incremental value in the total amount of $63, of which $50 was recognized as of the modification date due to vested options, and the rest of the amount will be expensed based on the vesting conditions of each grant.

A summary of the status of options to employees under the Company’s 2012 Share Option Plan as of and for the six-month period ended June 30, 2023, and changes during the period then ended is presented below (unaudited):

	Number of options	Weighted average exercise price	Aggregate intrinsic value	Weighted average remaining contractual life (years)

Outstanding at beginning of period	3,303,346	$1.92	$115	6.14
Granted	114,500	$0.71	-
Exercised	(34,309)	$0.23	$12
Forfeited and expired	(795,172)	$3.65

Outstanding at end of period	2,588,365	$1.36	$-	6.39

Exercisable options	1,569,578	$1.74	$-	4.94

Vested and expected to vest	2,588,365	$1.36	$-	6.39

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 6:- SHAREHOLDERS’ EQUITY (CONT.)

d.	Share option plan: (Cont.)

The Black-Scholes option pricing model assumptions used to value the employee share options at the grant dates are presented in the following table for the six-month period ended June 30, 2023:

Dividend yield (%)	0
Expected volatility (%)	92.59-95.67
Risk-free interest rate (%)	3.38-3.73
Expected term (in years)	5.7-6.1

The total share-based compensation expense recognized by the Company’s departments:

	Six Months Ended June 30,
	2023	2022
	Unaudited

Research and development	$1,022	$1,193
Marketing and business development	191	199
General and administrative	757	1,147

	$1,970	$2,539

As of June 30, 2023, there were unrecognized compensation costs of $4,692, which are expected to be recognized over a weighted average period of approximately 2.15 years.

e.	Options issued to non-employees (including directors and consultants):

Outstanding options granted to non-employees as of June 30, 2023, were as follows (unaudited):

Grant date	Options outstanding as of June 30, 2023	Average Exercise price per share ($)	Options exercisable as of June 30, 2023	Exercisable through

April 2016	5,975	$3.10	5,975	April 2026
December 2016	7,170	$3.93	7,170	December 2026
June 2017	197,722	$4.10	197,722	June 2027
November 2017	17,925	$0.77	17,925	November 2027
August 2019	71,700	$0.77	71,700	August 2029
June 2020	64,530	$2.84	64,530	June 2030
April 2021	62,741	$2.03	62,741	April 2031
August 2021	15,000	$0.77	8,719	August 2031
December 2021	10,000	$6.80	4,975	December 2031
May 2022	65,625	$1.37	65,625	May 2032
November 2022	5,000	$1.05	1,650	November 2032
February 2023	16,000	$0.81	-	February 2033
May 2023	170,628	$0.60	-	May 2033

	710,016		508,732

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 6:- SHAREHOLDERS’ EQUITY (CONT.)

f.	Warrants:

As of June 30, 2023, all warrants are exercisable into Ordinary shares, in which the outstanding issued warrants as of June 30, 2023, were as follows (unaudited):

Grant date	Warrants outstanding as of June 30, 2023	Average Exercise price per share ($)		Warrants exercisable as of June 30, 2023	Exercisable through

August 2019	200,596		$15.95	200,596	August 2023
September 2020	17,925		$16.00	17,925	September 2024
April 2022	155,794	$	*) 0.42	155,794	April 2029
July 2022	38,948	$	*) 0.42	38,948	July 2029

	413,263			413,263

*)	Following the modification mentioned in Note 4.

NOTE 7:- BASIC AND DILUTED LOSS PER SHARE

The following table sets forth the computation of the Company’s basic and diluted net loss per Ordinary share:

	Six Months Ended June 30,		Three Months Ended June 30,
	2023	2022	2023	2022
	Unaudited
Numerator:
Allocation of loss attributable to ordinary shareholders	11,905	23,719	5,837	11,845
Denominator:
Weighted average Ordinary shares outstanding	32,910,446	19,222,423	44,383,474	19,505,246

Basic and diluted loss per share	$0.36	$1.23	$0.13	$0.61

The potential Ordinary shares that were excluded from the computation of diluted loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Three and Six Months Ended June 30,
	2023	2022
	Unaudited

Ordinary share options	2,078,310	4,146,332
Warrants	413,263	374,315

	2,491,573	4,520,647